Incentive Compensation Recoupment Policy

Effective as of October 2, 2023

ARTICLE A.
Purpose and General Terms

Section A-1.    Purpose.

Radian Group Inc. has adopted this Incentive Compensation Recoupment Policy (this “Policy”) to implement a mandatory clawback policy in compliance with the applicable rules of the New York Stock Exchange, which is set forth in Article B of this Policy and to continue to maintain a discretionary clawback policy, which is set forth in Article C of this Policy.

Radian Group Inc. and its subsidiaries are collectively referred to as the “Company.” The term “Committee” refers to the Compensation and Human Capital Management Committee of the Board of Directors of the Company (the “Board”), or, in the absence of such committee, a majority of independent directors serving on the Board.

Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section A-7.

Section A-2. Administration.

This Policy shall be administered in the sole discretion of the Committee. The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and this Policy. Without limiting the foregoing, Article B of this Policy shall be interpreted in a manner that is consistent with the requirements of the Applicable Rules, and compliance with Article B shall not be waived by the Committee, the Board or the Company in any respect. The Board may assume any or all powers and authority of the Committee with respect to administration of Article C, in which case references to the Committee shall be deemed to include the Board, as applicable.

Any interpretations and determinations made by the Committee shall be final and binding on all affected individuals.

Section A-3. Effective Date; Term.

This Policy is adopted as of November 15, 2023 with retroactive effectiveness as of October 2, 2023 (the “Effective Date”). Article B of this Policy applies to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date as described in Section B-2 below. As of the Effective Date, this Policy supersedes the Company’s Incentive Compensation Recoupment Policy then in effect (the “Prior Policy”) with respect to Covered Compensation granted on or after the Effective Date. The Prior Policy continues to apply with respect to Covered Compensation granted prior to the Effective Date.

Section A-4. Amendment.

The Committee may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including, in the case of Article B, the Applicable Rules. Without limiting the foregoing, the Committee may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulations or guidance issued under the Applicable Rules.

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Section A-5.    No Substitution of Rights; Non-Exhaustive Rights.

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to (a) any of the Company’s equity plans, the Company’s annual bonus plans, any other incentive plans of the Company, or any successor plan to any of the foregoing, (b) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (c) any other legal remedies available to the Company under applicable law.

In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with the Committee determining that this Policy should apply, including termination of the employment of, or initiating legal action against, a Covered Person, and nothing in this Policy limits the Company’s rights to take any such appropriate actions.

Section A-6. Governing Law.

This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.

Section A-7. Defined Terms.

The following capitalized terms used in this Policy have the following meanings, and where applicable, such terms will be interpreted to comply with the Applicable Rules:

(a)“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder and Section 303A.14 of the Listed Company Manual of the New York Stock Exchange LLC.

(b)“Clawback Compensation” means, for the purposes of Article B, Incentive-Based Compensation and, for the purposes of Article C, Covered Compensation, in each case as determined to be subject to repayment pursuant to this Policy.

(c)“Covered Compensation”, which is the compensation subject to Article C, means the following incentive compensation granted to a Covered Person: (i) Incentive-Based Compensation as defined in Section A-7(i) below; (ii) any other cash or equity incentive compensation that is based on the achievement of an objectively quantifiable performance measure or goal; and (iii) any proceeds or earnings received in respect of (i) or (ii). For the avoidance of doubt, the foregoing includes any compensation that is paid, earned, vested, deferred or paid or payable as a component of severance or termination compensation.

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(d)“Covered Event,” which relates to Article C, means the following:

(i)for an Executive Officer, a Restatement or Overstatement has occurred, or

(ii)for a Covered Person other than an Executive Officer, an Overstatement or a Restatement has occurred and the Committee determines that a Covered Person engaged in fraud or other misconduct that directly or indirectly resulted in the Overstatement or Restatement, as applicable.

(e)“Covered Person,” which relates to Article C, means (i) each Executive Officer and (ii) any other officer of the Company who engaged in fraud or other misconduct that directly or indirectly resulted in a Restatement or Overstatement as determined by the Committee.

(f)“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g)“Executive Officer” means each officer of the Company who is identified as an executive officer for the purposes of 17 CFR § 229.401(b), which is defined as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy- making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR §229.401(b).

(h)“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.

(i)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

(j)“Overstatement” means the level of achievement of an objectively quantifiable performance measure or goal was materially overstated other than as a result of a change in accounting principles.

(k)“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive- Based Compensation occurs after the end of that period.

(l)“Recovery Period” means: (i) for the purposes of Article B, the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which

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date is the earlier of (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (B) a date that a court, regulator or other legally authorized body directs the Company to prepare a Restatement; and (ii) for the purposes of Article C, the three completed fiscal years immediately preceding the date that the Committee determines a Covered Event has occurred.

(m)“Regulators” means, as applicable, the Securities and Exchange Commission and New York Stock Exchange LLC (“NYSE”).

(n)“Restatement” means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or
(ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

ARTICLE B.
Dodd-Frank Recoupment Policy for
Executive Officers

Section B-1. Recovery on a Restatement.

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Recovery of any erroneously awarded compensation under this Article B is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the NYSE as required by the Applicable Rules.

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Section B-2.    Covered Executive Officers and Covered Incentive-Based Compensation.

This Article B covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Article B to the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Article B.

Article B of this Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received on or after the Effective Date.

Section B-3. Limited Exceptions to Methods of Recovery set forth in Article D.

The Committee shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation Received pursuant to this Article B, consistent with applicable law and including the methods of recovery described in Article D.

No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

(a)the direct expense paid to a third party to assist in enforcing this Article B would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to the NYSE;

(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall
(i) have obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such violation, and (ii) provide a copy of such opinion to the NYSE; or

(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

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Section B-4.    Reporting; Disclosure; Monitoring.

The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

ARTICLE C.
Discretionary Compensation Clawback Policy for
Certain Acts of Misconduct

Section C-1. Discretionary Recovery on a Covered Event.

In addition to any actions the Committee is required to take under Article B, if a Covered Event occurs with respect to a Covered Person, the Committee may determine whether, and the extent to which, the Company shall recover any erroneously awarded Covered Compensation from the Covered Person. For purposes of this Article C, the amount of erroneously awarded Covered Compensation will be the excess of (i) the Covered Compensation that was granted, Received, vested, settled or distributed to or by the Covered Person (whether in cash or shares) based on the erroneous data that is corrected by the Restatement or that results in the Overstatement over (ii) the Covered Compensation that would have been granted, Received, vested, settled or distributed to or by the Covered Person had such Covered Compensation been based on the correct data and restated results, as applicable. The Committee may determine whether the recovered amount shall be determined without respect to tax liabilities incurred or paid by the Covered Person. The following forms of Covered Compensation, to the extent erroneously awarded, may be recovered from a Covered Person: (a) Covered Compensation that is outstanding (whether vested or unvested) as of the date of the Committee’s Covered Event determination, and
(b) Covered Compensation that is or was Received, vested, settled or distributed (including, in the case of stock options or stock appreciation rights, compensation received upon exercise) during the Recovery Period.

Section C-2. Coverage.

This Article C covers all persons who are Covered Persons at any time during the applicable Recovery Period or the performance period applicable to Covered Compensation. Covered Compensation shall not be recovered under this Article C to the extent Received, vested, settled, or distributed to to such Covered Person before the date the person served as a Covered Person. Subsequent changes in a Covered Person’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Covered Compensation pursuant to this Article C.

ARTICLE D.
Methods of Recovery

Section D-1. Subject to Section B-3, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Clawback Compensation. The actions may include, without limitation (and as applicable):

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(a)forfeit, reduce or cancel any Clawback Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

(b)seek recovery of any Clawback Compensation that was previously paid to the Covered Person;

(c)seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;

(d)recoup any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Clawback Compensation;

(e)except as otherwise required by Article B, determine whether Clawback Compensation should be recouped on a pre-tax or after-tax basis;

(f)offset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Covered Person after the date of determination; and

(g)take any other remedial and recovery action permitted by law, as determined by the Committee.

In addition, (x) the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the obligations of the Covered Person to the Company as the Committee deems appropriate or (y) in the event that a Covered Person fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require a Covered Person to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

Section D-2. Notice. Before the Company takes action to seek recovery of compensation pursuant to this Policy against a Covered Person, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such clawback; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation pursuant to Article B.

Section D-3. No Indemnification. The Company shall not indemnify any current or former Covered Person against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.

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